Jetstream Venture Fund

(the “Fund”)

Supplement dated February 4, 2026 to the

Fund’s Prospectus dated October 8, 2025

The Fund’s prospectus is hereby amended to reflect that the minimum initial investment for Fund shares is $5,000.